

September 16, 2014

Via E-mail
David I. Rainer
President and Chief Executive Officer
CU Bancorp
15821 Ventura Boulevard, Suite #100
Encino, CA 91436

   Re: CU Bancorp
     Registration Statement on Form S-4
     Filed August 20, 2014
     File No. 333-198257
     Form 10-K for the Fiscal Year Ended
     December 31, 2013
     Filed March 13, 2014
     File No. 001-35683

Dear Mr. Rainer:

  We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please fill in the blanks that do not contain pricing-related information in your next amendment.

Q: What will happen if I sign and return my proxy card without indicating..., page 6

2.	Please revise to clarify that submitting a blank proxy card prohibits asserting dissenters' rights.

Q: Do 1st Enterprise shareholders have dissenters' rights..., page 7

3.	Please revise to clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy. Make corresponding revisions to the related disclosure on pages 19 and 116.

Q: What are the U.S. federal income tax consequences..., page 8

4.	Please remove the following phrases from this section:
	•	"[w]e intend that"; and
	•	"[p]rovided that the merger qualifies".

	Also make corresponding revisions to the related disclosure on page 140.

1st Enterprise Dissenters' Rights..., page 19

5.	Please revise to provide the address to which the dissenting shareholders' written notice of intent to dissent must be sent.

Risk Factors, page 38

General

6.	The purpose of the risk factors section is to discuss the most significant factors that make the offering speculative or risky. It is not intended to be a place for the Company to offer assurances. However, you make several references to the Company's inability to offer assurances throughout this section. As examples only, refer to the penultimate risk factor on page 47, the first and third risk factors on page 53, and the first risk factor on page 59. Instead of stating the Company's inability to make assurances, please revise these portions of the risk factors section to merely state the material risks that exist due to the uncertainties addressed.

CU Bancorp and 1st Enterprise will incur significant transaction..., page 39

7.	Please revise to quantify, to the extent you are able, the transaction and integration costs in connection with the merger.

CU Bancorp and 1st Enterprise Bank Joint Proposal No. 1
The Merger Agreement and the Merger

Background of the Transaction and CU Bancorp's Reasons..., page 75

8.   We note your disclosure that on January 10, 2014, a "brief conversation occurred" between David Rainer, the CEO of CU Bancorp, and John C. Black, the CEO of 1st Enterprise, in which the possible merger of the two banks was discussed for the first time. Please revise to clarify whether Mr. Rainer initiated the discussion with Mr. Black regarding a possible merger or vice versa.

9.   Please revise to discuss in greater detail why the CU Bancorp board of directors decided to pursue a business combination with 1st Enterprise rather than the other "possible strategic partners" referenced in the last paragraph on page 75. In particular, please clarify:
      • the number of other "possible strategic partners" contacted by CU Bancorp or Sandler O'Neill; and
      • if applicable, what the other parties did after being contacted, i.e., whether they responded or not, the date of any such response, etc.

10.   We note your disclosure on pages 77 – 78 and 83 – 84 that on May 8, 2014 and over the ensuing weeks, the parties circulated the first draft and several subsequent drafts of the merger agreement prior to approval of the final agreement on June 2, 2014. Please disclose in greater detail the terms that were negotiated, revised and agreed upon. Also discuss any negotiations between the parties of the deal protection provisions, including the amount of termination fees to be paid by CU Bancorp and 1st Enterprise, respectively.

11.   Please revise the fourth full paragraph on page 81 to clarify why, following the initial meeting held on December 13, 2013 between representatives of 1st Enterprise and Institution B, neither party initiated requests for any further meetings or discussions.

12.   Please revise the first paragraph on page 83 to disclose in greater detail the "employee retention programs and business and operational changes" required by Institution D as part of any transaction with 1st Enterprise.

13.   We note your disclosure on page 83 that:
      • Cabrera and Associates provided supplemental information to CU Bancorp with respect to the loan portfolio of 1st Enterprise; and
      • AuditOne, LLC provided supplemental information to 1st Enterprise with respect to the loan portfolio of California United Bank, including a final credit report dated on or about May 15, 2014.

Please revise your discussion of the above to include all of the information required by Item 4(b) of Form S-4. If applicable, please also file any report, opinion or appraisal as an exhibit in accordance with Item 21(c) of Form S-4. If you do not believe that such disclosure is required, please explain your conclusion to us.

14. We note your disclosure on pages 88 and 99 that management of CU Bancorp and 1st Enterprise provided certain earnings estimates and/or long-term growth estimates to Sandler O'Neill and Davidson. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

15. Please provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by Sandler O'Neill and Davidson in connection with rendering the fairness opinions.

Dissenters' Rights of 1st Enterprise Shareholders, page 116

16. You state that the disclosure appearing in this section "does not purport to be a complete statement of the law relating to dissenters' rights…." Please revise to clarify, if true, that you have discussed all material terms and remove the suggestion that your disclosure is not materially complete.

United States Federal Income Tax Consequences of the Merger, page 139

17. We note your election to file short-form tax opinions as exhibits to the registration statement. However, your disclosure in this section is not sufficient to constitute counsels' tax opinion. We refer to your disclosure on page 140 that each of 1st Enterprise and CU Bancorp *will receive* a legal opinion that the merger will qualify as a "reorganization". Please revise your disclosure to provide counsels' opinion in the prospectus or file long-form tax opinions as exhibits.

18. As a related matter, we note your disclosure on page 140 that counsels' opinions will be based "on customary factual assumptions." Because this discussion constitutes the opinion of counsels, any assumptions should be contained in this section.

19. Please remove the first sentence of the second paragraph on page 141. It is not appropriate.

Executive Compensation of CU Bancorp

Summary Compensation Table, page 227

20. We refer to footnote 3 to the Summary Compensation Table and note that certain of your named executive officers received compensation based on the "performance of CU

Bancorp in 2013…." Please revise to disclose here, or elsewhere in the executive compensation section, the specific objectives used to determine compensation. Where applicable, please include quantification for each specific objective utilized in determining such payments. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

CU Bancorp Proposal No. 3 - Election of Directors, page 212

21.   Please expand your disclosure with respect to each director/nominee to specifically discuss what aspects of the individual's experience led to the conclusion that the person should serve as a director, as well as any other relevant qualifications, attributes or skills that were considered. See Item 401(e) of Regulation S-K. This comment also applies to the relevant disclosure under the section headed "1st Enterprise Bank Proposal No. 3 - Election of Directors" beginning on page 247 of the prospectus.

Annual Incentive Awards (Bonuses) For 1st Enterprise..., page 258

22.   Refer to your disclosure in the last paragraph on page 258. Please revise your disclosure regarding "Bank Objectives" in accordance with comment 20 above. Also revise to discuss in greater detail the "Individual Objectives" of each named executive officer, as referenced in the same paragraph.

Certain Relationships and Related Transactions of 1st Enterprise Bank, page 264

23.   We note that you have qualified the representations regarding the transactions covered by Item 404 of Regulation S-K in the first paragraph of this section. In particular, we note your qualification that "[i]n the opinion of the board of directors, [all loans and commitments to lend to related parties] did not involve more than the normal risk of repayment or present any other unfavorable features." Please revisit and evaluate the transactions with related parties and revise to provide the representations contemplated by Instruction 4 to Item 404(a) without qualification.

Where You Can Find More Information, page 268

24.   We note that you have not incorporated by reference into your registration statement the Form 8-K filed by CU Bancorp on February 7, 2014. Please incorporate this filing by reference into your registration statement or tell us why you are not required to do so.

Note 3 – Loans and Allowance for Loan Losses, page F-38

25.   On page F-41, the activity in the loan and allowance for loan losses tables is apparently labeled 2013 for the 2013 activity and for the 2012 activity. Pease revise this apparent typo or tell us why you believe the disclosures are accurate.

Part II.

Exhibits

General

26.   Please file as exhibits:
   - all contracts or forms thereof entered into pursuant to the Merger, including any employment agreements; and
   - the consents of each 1st Enterprise director nominee named in the registration statement. Refer to Rule 438 of the Securities Act of 1933.

27.   Please file any missing exhibits with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

Exhibit 5

28.   We note your opinion is issued "as of the date hereof" and counsel does not intend to update or supplement the opinion.   Please revise this language to refer to the date of effectiveness of the registration statement or represent to the staff that you will file an updated opinion with your acceleration request.

Exhibits 8.1 and 8.2

29.   Revise Exhibits 8.1 and 8.2 to clearly state that the discussion in the Prospectus under "CU Bancorp and 1st Enterprise Bank Joint Proposal No. 1 – The Merger Agreement and the Merger – United States Federal Income Tax Consequences of the Merger" is counsel's opinion.

Exhibits 99.5 and 99.6

30.   We note that the consents of Sandler O'Neill & Partners, L.P. and D.A. Davidson & Co., filed respectively as Exhibits 99.5 and 99.6, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that Sandler O'Neill, in the case of Exhibit 99.5, and Davidson, in the case of Exhibit 99.6, consents to the *quotation*

or summarization of its opinion in the registration statement. Please refile the consents with the proper representation.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

31.   Please revise your future Exchange Act filings to address the above comments as applicable.

Cover Page

32.   We are unable to locate your file number on the cover page of the Form 10-K. Please revise your future Exchange Act filings to include CU Bancorp's file number on the cover page.

Report of Independent Registered Accounting Firm, page 106

33.   We note the Company's transition from smaller reporting company to accelerated filer status this year. When a company is required to exit smaller reporting company status, it may continue to report as a smaller reporting company through the filing of the annual report on Form 10-K for that year. However, while the company may still provide scaled disclosure in the Form 10-K, as an accelerated filer, it is required to include the auditor attestation report on internal control over financial reporting required by Section 404(b) of Sarbanes-Oxley. Please revise the December 31, 2013 Form 10-K to include this information or tell us why you believe it is not required to be provided.

Signatures

34.   We note that each of Karen A. Schoenbaum and Robert J. Dennen has signed for the registrant but has not signed in their capacities as principal financial officer and principal accounting officer, respectively, on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Arthur A. Coren, Esq.
        Anita Y. Wolman, Esq.